SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Banc One Corporation
                             (Name of Issuer)

                      Common Stock, without par value
                      (Title of Class and Securities)

                                 05943810
                   (CUSIP Number of Class of Securities)

                              Philip E. Taken
                              First USA, Inc.
                              1601 Elm Street
                                  47th Floor
                             Dallas, Texas 75201
                       Telephone:  (214) 849-2000
             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 Copy to:

                              Randall H. Doud
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             January 19, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )


                                 SCHEDULE 13D

   CUSIP No. 05943810

   First USA, Inc.
   ________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          75-2291060
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      85,025,391*
          SHARES                 __________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        85,025,391*
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,025,391*

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        19.9%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________

   _____________
   * Subject to the occurrence of certain events described herein, First USA, Inc. has the option to acquire such shares. First USA, Inc. disclaims beneficial ownership of such shares because none of the events which would permit such option to be exercised has occurred.




          This statement is being filed to report the granting by Banc
     One Corporation, an Ohio corporation ("Banc One"), to First USA,
     Inc., a Delaware corporation ("First USA"), of an option (the
     "Option") to purchase up to 85,025,391 shares of the outstanding common stock, without par value (the "Banc One Common Stock"), of Banc One pursuant to a Stock Option Agreement (the "Stock Option Agree-ment"), dated January 19, 1997, between First USA and Banc One. The Stock Option Agreement is filed as Exhibit A hereto and is incorporated herein by reference. The exercise of the Option is subject to the occurrence of certain events relating to attempts by third parties to acquire Banc One prior to the effective date of the Merger
     (as hereinafter defined). First USA and Banc One have also entered into an Agreement and Plan of Merger dated as of January 19, 1997
     (the "Merger Agreement"), pursuant to which First USA will merge with and into Banc One (the "Merger") upon the terms and subject to the conditions provided for in the Merger Agreement. The
     Merger Agreement is filed as Exhibit B hereto and is incorporated herein by reference.

     ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Banc One Common Stock. The principal executive offices of Banc One are located at 100 East Broad Street, Columbus, Ohio 43271-0251.

     ITEM 2.  IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This statement is being filed by First USA. The principal executive offices and principal place of business of First USA are located at 1601 Elm Street, Dallas, Texas 75201.

          First USA, through its wholly owned subsidiary, First USA Bank, is one of the largest issuers of Visa and MasterCard credit cards in the United States. First USA's majority owned subsidiary, First USA Paymentech, Inc., engages in the credit card industry primarily as a payment processor of merchant bankcard transactions. First USA Federal Savings Bank, an indirect wholly owned subsidiary of First USA and its newest operating unit, is focused on expanding First USA's relationship with its cardmembers. It offers financial products related to significant life events of the typical household by using First USA's existing distribution system as a conduit for delivering multiple financial products. First USA's other business units provide services that complement First USA Bank's, First USA Paymentech's, Inc. and First Federal Savings Bank's business operations.

          Schedule I attached hereto sets forth certain information with respect to each director and executive officer of First USA, which schedule is incorporated herein by reference.

          (d) and (e) During the last five years neither First USA, nor, to the best of First USA's knowledge, any of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement, First USA will have the right, upon the occurrence of specified events, to purchase up to 85,025,391 shares (the "Option Shares") of Banc One Common Stock from Banc One at a price of $45.125 per share. Should First USA purchase Banc One Common Stock pursuant to the Stock Option Agreement, First USA intends to finance such purchase from available cash, including through dividends from subsidiaries, and, to the extent necessary and available, from borrowings.

     ITEM 4.   PURPOSE OF THE TRANSACTION

          On January 19, 1997, First USA and Banc One entered into the Merger Agreement which provides, among other things, for the Merger of First USA with and into Banc One, with Banc One as the surviving corporation following the Merger.

          Pursuant to the Merger Agreement, (i) each share of the Common Stock, par value $.01 per share (the "First USA Common Stock"), of First USA issued and outstanding immediately prior to the Merger (other than shares of First USA Common Stock held in First USA's treasury or held directly or indirectly by Banc One or First USA or any of their respective wholly owned subsidiaries, but including shares of First USA Common Stock (i) held directly or indirectly by First USA or Banc One or any of their respective wholly owned subsidiaries in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) held by First USA or Banc One or any of their respective subsidiaries in respect of a debt previously contracted) will be converted into the right to receive 1.1659 shares (the "Common Exchange Ratio") of Banc One Common Stock and (B) each share of the 6-1/4% Convertible Preferred Stock of First USA issued and outstanding immediately prior to the Merger will be converted into the right to receive one share of 6-1/4% Convertible Preferred Stock of Banc One, which will have terms substantially the same as the terms of the First USA 6-1/4% Convertible Preferred Stock, except that it will be convertible into Banc One Common Stock instead of First USA Common Stock as adjusted to reflect the Common Exchange Ratio. Pursuant to the Merger Agreement, First USA has agreed to call the First USA 6-1/4% Convertible Preferred Stock for redemption on May 20, 1997, the earliest date practicable under the terms of such securities.

          Consummation of the Merger is subject to certain standard conditions, including, but not limited to, approval of the Merger Agreement by the stockholders of First USA and Banc One, the receipt of all required regulatory approvals and the making of all necessary governmental filings. Stockholder meetings to vote on the Merger will be convened as soon as practicable and are expected to be held in the second quarter of calendar 1997. Stockholder approval requires the affirmative vote of a majority of the outstanding shares of First USA Common Stock, each of which has one vote, and First USA 6-1/4% Convertible Preferred Stock, each of which has four-fifths of one vote, voting together as a class, and a majority of the outstanding shares of Banc One Common Stock.

          Banc One and First USA intend that, following the Merger, John Tolleson, the Chairman of the Board and Chief Executive Officer of First USA, will be appointed to the Board of Directors of Banc One. Following the Merger, Richard W. Vague, the President of First USA, will become Chairman and Chief Executive Officer of First USA, which will operate the combined company's credit card operations. Mr. Vague and certain other officers of First USA and its subsidiaries will be offered employment agreements by Banc One which will become effective upon consummation of the Merger.

          Concurrently with the execution and delivery of the Merger Agreement, First USA and Banc One entered the Stock Option Agreement, pursuant to which Banc One granted First USA the Option to purchase up to 85,025,391 shares of Banc One Common Stock at a price of $45.125 per share. The Option will become exercisable in whole or in part at any time prior to its expiration if (i) Banc One or any of its subsidiaries, without the prior written consent of First USA, enters into an agreement with any person (other than First USA or any of its subsidiaries) to effect any the following transactions (each, an "Acquisition Transaction") and such Acquisition Transaction shall have occurred: (a) a merger, consolidation or similar transaction involving Banc One or any of its Significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) (other than mergers or consolidations or similar transactions involving only Banc One and one or more of its subsidiaries or involving only any two or more of such subsidiaries); (b) a purchase, lease or other acquisition of all or a substantial portion of the assets of Banc One or any of its Significant Subsidiaries; (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Banc One or any of its subsidiaries; or (d) any substantially similar transaction, or (ii) any person (other than First USA) shall have acquired beneficial ownership of 20% or more of the outstanding shares of Banc One Common Stock.

          As more fully set forth in the Stock Option Agreement, First USA (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require Banc One to repurchase the Option or the Option Shares.

          The Merger Agreement and the Stock Option Agreement are attached hereto as exhibits and are incorporated herein by reference in their entirety. The foregoing summaries of the Merger Agreement and the Stock Option Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits.

          Except as set forth in this Item 4, neither First USA nor, to the best of the knowledge of First USA, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As of December 31, 1996, Banc One had 427,263,273 outstanding shares of Banc One Common Stock. As a result of the execution of the Stock Option Agreement, pursuant to Rule 13(d)(1)(i) promulgated under the Securities and Exchange Act of 1934, as amended, First USA may be deemed to beneficially own 85,025,391 shares of Banc One Common Stock, or approximately 19.9% of the Banc One Common Stock outstanding on December 31, 1996, without giving effect to the exercise of the Option. However, First USA expressly disclaims any beneficial ownership of the 85,025,391 shares of Banc One Common Stock which are obtainable by First USA upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. First USA has no right to vote or to dispose of the shares of Banc One Common Stock issuable upon exercise of the Option until such time as the Option is exercised. Upon exercise of the Option, First USA would have sole power to vote and to dispose of the shares of Banc One Common Stock issued as a result of such exercise.

          Except as set forth above or as set forth in Schedule II hereto, neither First USA nor, to the best of First USA's knowledge, any of the individuals named in Schedule I hereto beneficially owns any Banc One Common Stock.

          (c)  Not applicable.

          (d) For long as First USA has not purchased the Banc One Common Stock subject to the Option, First USA does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Banc One Common Stock.

          (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Merger Agreement contains certain customary restrictions on the conduct of the business of Banc One pending the Merger, including certain customary restrictions relating to the Banc One Common Stock. In addition, it is contemplated under the Merger Agreement that, in order to provide appropriate incentives to retain key employees, Banc One will grant options to purchase shares of Banc One Common Stock and shares of restricted Banc One Common Stock to certain employees of First USA and its subsidiaries upon consummation of the Merger. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither First USA nor, to the best of the knowledge of First USA, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Banc One, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit A      Stock Option Agreement, dated January 19, 1997,
                    between Banc One Corporation, as issuer, and First
                    USA, Inc., as grantee, filed as Exhibit 99.2 to First USA, Inc.'s Current Report on Form 8-K filed
                    January 28, 1997 and incorporated by reference herein.

     Exhibit B      Agreement and Plan of Merger, dated as of January
                    19, 1997, by and between Banc One Corporation and
                    First USA, Inc., filed as Exhibit 2.1 to First USA,
                    Inc.'s Current Report on Form 8-K filed January 28,
                    1997 and incorporated by reference herein.


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: January 29, 1997

                                   First USA, Inc.

                                   By:  /s/ Philip E. Taken
                                        Name: Philip E. Taken
                                        Title: Senior Vice President and
                                               General Counsel



                                                            SCHEDULE I

     DIRECTORS AND EXECUTIVE OFFICERS OF
     FIRST USA, INC.

          Set forth below is the name, present principal occupation and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of First USA, Inc. Unless otherwise indicated, each person identified below is principally employed by First USA, Inc. The principal address of First USA, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 1601 Elm Street, Dallas, Texas 75201. Each individual listed below is a citizen of the United States.

      Name and Address           Present Principal Occupation or
      ________________           Employment
                                 _______________________________

      John C. Tolleson           Chairman of the Board and Chief
                                 Executive Officer

      Richard W. Vague           President and Director; Chairman of
      c/o First USA Bank         the Board and Chief Executive
      Three Christina Centre     Officer of First USA Bank
      201 North Walnut Street
      Wilmington, Delaware
      19801

      Jack M. Antonini           Vice Chairman and Chief Financial
                                 Officer

      Gerald S. Armstrong        Director; Partner and Director of
                                 Stonington Partners, Inc. (a
                                 private investment firm)

      Peter W. Atwater           Executive Vice President and
                                 Treasurer

      Daniel C. Barr             Executive Vice President - Human
                                 Resources

      Gene H. Bishop             Director

      Geoffrey G. J. Chittenden  Executive Vice President and Chief
      c/o First USA Bank         Information Officer of First USA
      Three Christina Centre     Bank
      201 Walnut Street
      Wilmington, Delaware
      19801

      Randy L. Christofferson    President and Director of First USA
      c/o First USA Bank         Bank
      Three Christina Centre
      201 Walnut Street
      Wilmington, Delaware
      19801

      George P. Hubley           Executive Vice President, Chief
      c/o First USA Bank         Financial Officer and Director of
      Three Christina Centre     First USA Bank
      201 Walnut Street
      Wilmington, Delaware
      19801

      Gary J. Marino             Executive Vice President - Credit
      c/o First USA Bank         Policy and Marketing of First USA
      Three Christina Centre     Bank
      201 Walnut Street
      Wilmington, Delaware
      19801

      Kevin D. Murphy            Executive Vice President -
      c/o First USA Bank         Collections of First USA Bank
      Three Christina Centre
      201 Walnut Street
      Wilmington, Delaware
      19801

      Pamela H. Patsley          Executive Vice President and
                                 Secretary; President and Chief
                                 Executive Officer of First USA
                                 Paymentech, Inc.
      Charles T. Russell         Director

      Rupinder S. Sidhu          Director; President of Merion
                                 Capital Management LLC (a private
                                 investment firm)
      Roger T. Staubach          Director; Chairman and Chief
                                 Executive Officer of The Staubach
                                 Company

      James W. Stewart, III      Executive Vice President -
      c/o First USA Bank         Partnership Marketing of First USA
      Three Christina Centre     Bank
      201 Walnut Street
      Wilmington, Delaware
      19801

      Catherine G. West          Executive Vice President -
      c/o First USA Bank         Cardmember Service of First USA
      Three Christina Centre     Bank
      201 Walnut Street
      Wilmington, Delaware
      19801

      Carl H. Westcott           Director


                                                  SCHEDULE II

               BENEFICIAL OWNERSHIP OF BANC ONE COMMON STOCK

          As of January 29, 1997, Gene H. Bishop, a member of the Board of Directors of First USA, may be deemed to be the beneficial owner of an aggregate of 2,480 shares of Banc One Common Stock, or less than 1% of the Banc One Common Stock outstanding on December 31, 1996, which are held by Mr. Bishop's children or which are held by Mr. Bishop in custodian accounts for his children. Mr. Bishop disclaims beneficial ownership of such shares. Mr. Bishop has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.


                               Exhibit Index

     Exhibit A      Stock Option Agreement, dated January 19, 1997,
                    between Banc One Corporation, as issuer, and First
                    USA, Inc., as grantee, filed as exhibit 99.2 to First USA, Inc.'s Current Report on Form 8-K filed
                    January 28, 1997 and incorporated by reference herein.

     Exhibit B      Agreement and Plan of Merger, dated as of January
                    19, 1997, by and between Banc One Corporation and
                    First USA, Inc., filed as exhibit 2.1 to First
                    USA, Inc.'s Current Report on Form 8-K filed
                    January 28, 1997 and incorporated by reference herein.